Mail Stop 3561

September 22, 2009

Robert Clarke
President, Treasurer, Director
Monar International, Inc.
Suite 1302, Sino Favour Centre
1 On Yip Street
Chaiwan
Hong Kong, China

>   **Re: Monar International, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 26, 2009**
>   **File No. 333-161566**

Dear Mr. Clarke:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that your president and sole director, Robert Clarke is the chief executive officer of Tiger Renewable Energy, Ltd. Please disclose the nature of Mr. Clarke's relationship, if any, with Tiger Renewable Energy and disclose any other relationships that Mr. Clarke may have with any other public company currently or in the past. Please also make appropriate revisions to the section titled "Background of officer and director."

Prospectus Cover Page, page 3

2. We note your statement that "before this offering, there has been no public market for the common stock." Even after this offering there will be no public market for your common stock. Please revise or advise.

3. You state that "[s]old securities are deemed securities which have been paid for with collected funds prior to expiration of 270 days." Please disclose who deems that sold securities are securities that have been paid for with collected funds prior to expiration of 270 days and the basis for this declaration. In addition, please also include a date certain. See Instruction (8)(iii) to Item 501 of Regulation S-K.

4. We note your statement that "[t]he SEC staff generally defines "promptly" as a period of up to three days." Please revise your disclosure to remove any reference that the SEC defines promptly as a period of up to three days or advise why this statement is appropriate. Please make similar revisions on page 14 under the section titled "Plan of Distribution; Terms of the Offering." In addition, please indicate the interest rate earned on any returned funds.

5. Please expand your statement on the cover page that there are no minimum purchase requirements for each investor, if true. Please revise or advise.

6. Refer to your disclosure of proceeds to you per share for the maximum amount of the offering. Please revise this amount to be mathematically correct.

Prospectus Back Cover

7. Please revise the outside back cover page of your prospectus to include the dealer prospectus delivery obligation disclosure language in accordance with Item 502(b) of Regulation S-K or advise why it is not appropriate for you to do so.

Summary, page 6

8. Please revise the first paragraph, as well as throughout your prospectus, to clearly describe the amount of work you performed in planning your website since you state that you need the proceeds of this offering to initiate development.

Risk Factors, page 7

9. You state in your eighth risk factor that your disclosure and accounting controls may not comply with applicable laws and regulations which could result in fines, penalties and assessments against you. Please discuss the risk that the lack of proper accounting controls may have on your operations or advise why it is not appropriate for you to do so.

Use of Proceeds, page 11

10. Please add a discussion of your planned use of proceeds if you sell 1,000,000 shares, as we
believe providing information about a scenario between your minimum and maximum is
useful to your readers. We note that you provided this type of information within your
discussion of potential dilution.

11. We note your narrative discussion of the use of proceeds under both the minimum and
maximum amount of the offering. Please expand your narrative to briefly describe the
differences in what you expect to achieve under the minimum funding versus the maximum
funding. For example, you indicate that you will spend $5,000 on website development
under the minimum funding scenario and $10,000 on website development under the
maximum funding scenario, but it is not clear from your current disclosure how your website
would differ or be improved under the maximum funding scenario as compared to the
minimum funding scenario. Similarly, you indicate that you will spend $5,000 to develop
and maintain a database of suppliers and customers under the minimum funding scenario and
$20,000 on this database under the maximum funding scenario, but it is not clear from your
current disclosure how your database would differ or be improved under the maximum
funding scenario as compared to the minimum funding scenario. Alternatively, you may
wish to provide these disclosures within your Plan of Operation beginning on page 18 and
provide a reference here to that more detailed explanation.

Dilution of the Price You Pay for Your Shares, page 12

12. Please refer to your discussion of dilution if 1,000,000 shares are sold. It is unclear to us
how you calculated the net tangible book value upon completion of this offering, as it does
not appear to equal your current net tangible book value of ($16,538) plus the net proceeds
from selling 1,000,000 shares of $70,000. Please revise or advise. Also make conforming
changes to the related table on page 14.

13. Please refer to your discussion of dilution if 750,000 shares are sold. In the second paragraph
of this discussion, you state that if 750,000 shares are sold to new investors, the new
investors will own approximately 11% of the total number of shares then outstanding.
However, this percentage does not appear mathematically correct. Please revise. We note
that you appear to have the correct percentage in your table on page 14.

14. Refer to your table on page 13 providing data related to existing stockholders if all of the
shares are sold. You indicate that the potential gain to existing shareholders is $150,000.
However, as the offering costs must be paid out of this amount, we believe it is more
appropriate to reflect the potential net gain to existing shareholders of $120,000. Please
revise.

Robert Clarke
Monar International, Inc.
September 22, 2009
Page 4

Plan of Distribution; Terms of the Offering, page 14

Section 15(g) of the Exchange Act, page 16

15. We note your statement in the final sentence of the seventh paragraph on page 16 that "[t]he application of the penny stock rules may affect your ability to resell your shares." Please expand this discussion to briefly discuss why you believe this to be the case.

Plan of Operation, page 18

16. We note your statement in paragraph eight on page 18 that "[w]e expect to be profitable within 12 months of completion of our offering." If retained, please expand your disclosure to clarify the basis for your position, especially in light of your disclosure in the third paragraph on page 20 that "[o]ur prospects for profitability are not favorable if you consider numerous Internet-based companies have failed to achieve profits within similar plans.

Business, page 20

17. We note your statements throughout your prospectus that you intend to develop a database to gather information regarding your customers and suppliers. Please discuss in an appropriate place in this section the material features of the database you intend to develop, how it will help your business and why your suppliers would want access to the information it contains.

18. We note numerous references, particularly in your risk factor section, to potential clients instead of customers thereby suggesting a recurring relationship. Please expand your discussion to provide information in this regard or revise.

Website, page 20

19. We note your statement that you intend to negotiate favorable pricing from manufacturers in exchange for offering them access to your "extensive database of potential buyers" that you will develop through your "extensive marketing program." In light of the fact that you currently do not have an extensive database of buyers or an extensive marketing program, please revise this sentence to remove any implication that your database or marketing program is extensive at this stage. Please also make similar revisions to the final sentence on page 23.

20. We note your disclosure in the first paragraph on page 21 regarding the risk you face from the loss of data or loss of service on the Internet from technical failure or criminal acts. Please include a risk factor in your risk factor section to disclose this risk or advise why it is not appropriate for you to do so.

21. In the second paragraph on page 21 you state that you have not acquired the necessary technology to become an internet-based retailer focused on the distribution of salon products. Please revise or advise why this statement is appropriate.

Paying, 22

22. You state that your online store will use a security technology that will make it virtually impossible for unauthorized parties to read information sent by your customers. Please reconcile this statement with your disclosure in the first paragraph on page 21 that there is uncertainty whether 128-bit encoding encryption is sufficient security for transactions occurring over the Internet and you can provide no assurance that the security precautions you are taking with the development of your website will be successful. Please also discuss if your online transactions will use 128-bit encoding encryption or some other type of encryption.

23. You state that you will offer customers a full refund for any reason if the customer returns the purchased item within thirty days from the date of sale in the same condition it was sold to the customer. Please indicate what you intend to do with the returns received from customers.

Source of Products, page 22

24. You state that mark-ups on new products range from 15% to 200%. Please tell us how you will determine your pricing structure.

25. Please discuss how you intend to identify and locate potential suppliers and if you have identified any potential suppliers.

Revenue, page 22

26. Please revise your disclosure to briefly define in the fourth bullet point under the section titled "Revenue" what you mean by "premium shelf space."

Competition, page 23

27. You state that you expect to be competitive on the basis of price and services. Please elaborate upon how you intend to be competitive based upon these criteria.

28. You indicate that the industry is fragmented and regionalized. Please confirm what industry you are referring to and discuss how it is fragmented and regionalized and how this affects your ability to compete in this industry.

Insurance, page 24

29. You state that you do not maintain any insurance and do not intend do so in the future and, therefore, if you face a product liability claim you may not have sufficient funds to defend the action and may need to cease operations. Please add a risk factor in your risk factor section to disclose this risk or advise why you are not required to do so.

Offices, page 24

30. Please disclose if the office space that you currently occupy is adequate for your intended operations. Also, please advise if you executed a lease with respect to this property and if so, the length of the lease. Please refer to Instruction 1 to Item 102 of Regulation S-K.

Government Regulation, page 24

31. You state in the second paragraph on page 25 that you are only qualified to do business in Nevada and your failure to qualify, if required, in other jurisdictions could subject you to taxes and penalties. Please include a risk factor in your risk factor section to disclose this risk or advise why you are not required to do so. In addition, please expand your disclosure to indicate why you believe this may be an issue as well as discuss what contracts you may enter into that could affect your business.

Principal Stockholders, page 28

32. Please revise the column titled "Number of Shares After Offering Assuming all of the Shares are Sold" to clarify that this represents the amount that will be outstanding if all shares are sold in the offering. As currently written it implies that your principal stockholder, Robert Clarke, will own 6.5 million shares after the offering.

Future Sales by Existing Stockholders, page 29

33. We note your disclosure in the first paragraph of page 29 that you do not believe you are a shell company because you have more than nominal operations. However, elsewhere in your prospectus you state that you have no operations and will not begin operations until you complete your offering. Please revise. Also, please revise this section to indicate that your current stockholder cannot sell his shares under Rule 144 because the company had no or nominal operations and no or nominal assets when it issued these shares or advise why it is not appropriate for you to do so. Please refer to Rule 144(i) of the Securities Act of 1933.

Description of Securities, page 29

Common Stock, page 29

34. Please revise the first asterisk in the first paragraph to clearly indicate, if true, that holders of
your common stock will have equal ratable rights to dividends if and when your board of
directors declares dividends. Currently, your disclosure is not clear if stockholders have
rights to dividends now or not until the board of directors declares that they have those rights.

35. You state that all of the outstanding shares of common stock are fully paid and non-
assessable and all shares of common stock that are the subject of this offering, when issued,
will be fully paid for and non-assessable. However, this is a legal determination that should
be made by counsel. Therefore, please remove this sentence or attribute the statement to
legal counsel and refer readers to the legal opinion attached as an exhibit to your filing.

Financial Statements for the Fiscal Year Ended July 31, 2009

Report of Independent Registered Public Accounting Firm, page F-1

36. We note that the last paragraph in your auditors' report indicates that management's plans to
continue as a going concern are described in Note 2. However, it appears that management's
plans are actually described in Note 3. Please revise to reference the correct footnote.

Statement of Stockholders' Deficit, page F-4

37. Please ensure that your statement of stockholders' equity fully complies with paragraph 11(d)
of SFAS 7.

Note 2 – Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-6

38. Please confirm to us that once you begin generating revenue, you will ensure that your
accounting policy describes in reasonable detail each significant type of revenue transaction
and how you recognize revenue for that type of transaction. For example, if you generate
revenue from the four sources described at the top of page 23, we would expect you to
describe your revenue recognition policy for each source. Refer to Question 1 of SAB Topic
13.B. Also confirm to us that, when applicable, you will explain your accounting policy for
any sales refunds or warranties.

Note 4 – Related Party Transactions, page F-8

39. Please disclose the fact that your President and Director is providing you with rent-free office
space, similar to your disclosures on page 24, and if possible quantify the value of that

donated office space. Additionally, if the amount of monthly rent that you expect to pay beginning in November 2009 is below market rate, please disclose that fact. Refer to paragraph 2 of SFAS 57.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Elizabeth Sellars, Staff Accountant, at (202) 551-3348 or in her absence Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Conrad C. Lysiak
        The Law Office of Conrad C. Lysiak
        Via facsimile